STANDARD & POOR'S

Ratings Services

55 Water Street

New York, New York 10041

212 438 2000 Tel

212 438 5075 Fax

January 11, 2013

Elizabeth H. Bull

Senior Vice President

First Trust Portfolios L.P.

120 East Liberty Drive

Wheaton, IL 60187

Re:

First Trust GNMA Reinvestment Income

Trust "GRIT", Series 119

Pursuant to your request for a Standard & Poor’s rating on the above-referenced fund, we have reviewed the information submitted to us and, subject to the enclosed Terms and Conditions, have assigned a fund credit quality rating of “AAf”.

The rating is not investment, financial, or other advice and you should not and cannot rely upon the rating as such. The rating is based on information supplied to us by you or by your agents but does not represent an audit. We undertake no duty of due diligence or independent verification of any information. The assignment of a rating does not create a fiduciary relationship between us and you or between us and other recipients of the rating. We have not consented to and will not consent to being named an “expert” under the applicable securities laws, including without limitation, Section 7 of the U.S. Securities Act of 1933. The rating is not a “market rating” nor is it a recommendation to buy, hold, or sell the obligations.

This letter constitutes Standard & Poor’s permission to you to disseminate the above-assigned rating to interested parties. Standard & Poor’s reserves the right to inform its own clients, subscribers, and the public of the rating.

Standard & Poor’s relies on the Sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the rating. This rating is based on financial information and documents we received prior to the issuance of this letter. Standard & Poor’s assumes that the documents you have provided to us are final. If any subsequent changes were made in the final documents, you must notify us of such changes by sending us the revised final documents with the changes clearly marked.

To maintain the rating, Standard & Poor’s must receive all relevant financial information on a monthly basis as outlined in the attached list. Placing us on a distribution list for this information would facilitate the process. You must promptly notify us of all material changes in the financial information and the documents. Additionally, we request that you send us the following information as it becomes available: reports to shareholders and the SEC; notification of changes in the board of directors, senior management, investment advisor or sponsor; current prospectus; and press releases. Standard & Poor’s may change, suspend, withdraw, or place on CreditWatch the rating as a result of changes in, or unavailability of, such information. Standard & Poor’s reserves the right to request additional information if necessary to maintain the rating. Please send all information available to: Standard & Poor’s Ratings Services, 55 Water Street – 33rd floor, New York, New York 10041-0003, Attention: Fund Ratings Surveillance.

Standard & Poor’s is pleased to have the opportunity to be of service to you. For more information please visit our website at www.standardandpoors.com. If we can be of help in any other way, please contact us. Thank you for choosing Standard & Poor’s and we look forward to working with you again.

Please contact us if we can be of further assistance.

Very truly yours,

Standard & Poor’s Ratings Services,

a Standard & Poor’s Financial Services LLC Business

Analytical Contact: Peter Rizzo

631-786-1663